SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 15, 2004

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

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GlaxoSmithKline

Do more, feel better, live longer

Improving health every day

ANNUAL REVIEW 2003

Contents
01	Chairman and Chief Executive Officer’s statement
04	A day to deliver – Presenting our R&D pipeline
06	One day at a time – Perspectives from a patient and a researcher
08	The day my life changed – How GSK is improving access to medicines

10	In just one day – Our mass campaign to eliminate a disease
12	One day – Tackling disease in the future
14	Corporate responsibility
15	Product highlights
16	The Board
17	The Corporate Executive Team
18	Summary Remuneration Report

21	Corporate governance
22	Business operating review
24	Responsibility statements
25	Summary financial statements
26	Summary information under US GAAP
27	Shareholder information
29	Contact details
Front cover
Living next to the Welsh coastline in the UK naturally drew young Jack Fraser to the sea and the chance to develop his surfing skills. However, his asthma and symptoms such as tightness in his chest meant that he could not breathe properly and was reluctant to go outside. His mother, Catherine, heard about Seretide from a friend and eventually obtained a prescription for her son. The result? Jack can be seen practising his surfing skills on a regular basis and has also developed a keen interest in golf.

The year in review – Essential information

£21 billion	£6.7 billion
total turnover. Second largest	profit before tax
global pharma company

Operational Highlights

Seretide/Advair	New product launches
is GSK’s largest product	for several new and important products
with sales of £2.2 billion	including Wellbutrin XL and Levitra

Research & Development

148 projects	Rapidly maturing
currently in clinical development.	pipeline with 46 new chemical
One of the largest pipelines in	entities in phases II and III/registration
the industry

Social Responsibility Highlights

£338 million	Nearly 11 million
- the value of community	tablets of preferentially priced
programmes, product donations	Combivir, a GSK anti-retroviral, were
and charitable contributions	shipped to the developing world

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Chairman & Chief Executive Officer’s statement

Today...

Fundamentally, the pharmaceutical industry has a bright future. Ageing populations in the developed world and continuing un-met medical need in many diseases mean that demand for new and better pharmaceutical products will continue to grow strongly in the years ahead.

Our industry, however, also faces formidable challenges, some of which threaten the pharmaceutical industry’s traditional business model. Shareholders should be reassured that GSK’s management understands these challenges and the company is making substantial progress in responding to them.

The industry is currently experiencing a decline in Research & Development productivity. GSK has tackled this by radically redesigning its R&D organisation. The new structure, based on seven Centres of Excellence for Drug Discovery, is working well and we are developing more high quality compounds than ever before. In December, at our R&D Day, we were able to demonstrate the progress we have made in building an exceptionally strong product pipeline that will provide the fuel for future growth.

We are also seeing an increasingly aggressive generics industry which is eroding the period for which a medicine is patent protected – protection which is crucial to enabling the pharmaceutical industry to sustain its huge investment in R&D. GSK will, of course, continue to defend its intellectual property vigorously. Meanwhile we are mitigating the impact of generic competition by introducing improved versions of established medicines and driving growth of our other key products. This has enabled GSK to deliver very robust financial performance despite generic competition to some of our most important products over the last two years.

Pricing pressures also continue. In the USA, this has come from pressure to cut pharmaceutical prices for senior citizens and efforts to allow the unregulated import of lower priced drugs from abroad. GSK has played a leading role in discussions with the US Government and others to address these issues, while ensuring patient safety is protected. We are pleased that the US Government has passed a Medicare prescription drug benefit which will bring much needed help to patients in purchasing their prescription drugs. In Europe the situation is more complex, with government healthcare budgets coming under increasing cost restraints. This means there is a continual squeeze on our returns, and an even greater need for us to continue demonstrating the value of our medicines.

Finally, in the developing world, there is the ongoing challenge to intellectual property rights and the belief that the pharmaceutical industry’s contribution to persistent health crises should include pricing medicines at or near cost. GSK has led the way, pioneering the availability of preferentially priced medicines and vaccines. We believe we remain the only pharmaceutical company conducting research into the prevention and treatment of the World Health Organization’s three priority diseases of the developing world, HIV/AIDS, TB and malaria. We are pleased with the agreement reached by the World Trade Organization in August which allows countries unable to manufacture medicines to import generics under compulsory

Annual Review 2003 01

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Chairman & Chief Executive Officer’s statement

GSK demonstrates

Key features of 2003

1	New products accounted for 25%
of total pharmaceutical turnover.

2	Trading profit* of £6.9 billion on
turnover of £21.4 billion.

3	Ten major products recorded
double-digit growth.

4	Regulatory approval for ten
important new products and new indications.

Trading Profit* growth

* These are based on business performance results.

  All percentage growth rates are at constant exchange rates, unless otherwise stated.
  See ‘Business Operating Review’ page 22.

licences, but gives assurances that this will not be abused. Nevertheless, the external pressure to amend the TRIPS agreement, which protects intellectual property, remains strong.

This is not the place to debate the rights and wrongs of these challenges to the pharmaceutical industry’s traditional business model. It is the place for us to reassure shareholders that we have every aspect of that model under review in order to continue the development of medicines on a basis which reconciles our responsibility to society with a fair return to shareholders. We are determined to change with the times imaginatively, flexibly and effectively, and to fight for what we believe will best serve the long term interests of GSK as one of the world’s leading producers of medicines.

Robust financial performance in 2003
During 2003, our business performance earnings per share grew ten per cent, which was in line with the guidance we had issued. Trading profit rose nine per cent to £6.9 billion and we had an operating cash flow of £7.0 billion. We also raised the dividend to 41 pence.

Total pharmaceutical turnover grew five per cent to just over £18 billion, with US sales also up five per cent to £9.4 billion. This achievement confirms the underlying strength and resilience of our business, particularly given continued generic erosion during the year to sales of Augmentin and the introduction of generic competition to Paxil in September.

The Consumer Healthcare business also did well, making a trading profit of £603 million for the year, up 16 per cent.

2004 – a year of transition before returning to growth in 2005
2004 will be a particularly challenging year as we see the full impact of generic competition to Paxil and the introduction of generic Wellbutrin. Together, these products had US sales of £2.1 billion last year. For most companies, a threat to sales on this scale would be catastrophic. But we expect to be able to weather the impact well – partly because of our size, partly through the introduction of improved versions of these medicines and partly by driving growth of the other key products in our broad portfolio. In fact, we expect to be able to deliver 2004 earnings per share (EPS) at least in line with business performance EPS in 2003 (at constant exchange rates), before returning to growth in 2005. This will represent a solid achievement for GSK. Many other pharmaceutical companies, which have faced a similar loss of sales as a result of generic competition, have seen their earnings fall significantly.

2004 will be a year of transition for GSK. By the end of 2004 the company’s profile will be transformed. As well as having one of the most broadly-based product portfolios in the industry, from 2005 onwards we will also have one of the lowest exposures to patent expiries measured as a percentage of turnover. At the same time, we expect to see a big increase in the number of major new compounds entering Phase III trials from our promising pipeline.

Broad product portfolio drives growth
GSK’s ability to continue delivering robust pharmaceuticals sales growth, despite these generic challenges, is primarily due to its exceptionally broad product portfolio of fast-growing, high-value products. GSK is a global leader in several therapeutic areas including respiratory, anti-viral, central nervous system, diabetes and vaccines.

The company now has ten major products (accounting for £7.6 billion of sales) growing in strong double digits. These include Seretide/Advair for asthma and chronic obstructive pulmonary disease (COPD) which grew 39 per cent during the year to £2.2 billion, and is now one of the top ten pharmaceutical brands in the world. Our diabetes treatments Avandia/Avandamet also continue to perform well, with sales of £0.9 billion, up 24 per cent. Products such as Valtrex for herpes and Lamictal for epilepsy are growing very strongly and are now approaching blockbuster status. Also, both our vaccines and HIV/AIDS businesses have sales of over £1 billion.

New product launches in 2003 and 2004
Several new and important products were introduced in 2003. Highlights included US launches of Wellbutrin XL, a new and improved version of the anti-depressant, and Levitra for erectile dysfunction. Approval was received for Lexiva for HIV/AIDS, Advair for COPD and Lamictal for bi-polar disorder in the USA, and Avandamet for diabetes in Europe.

We plan to make several significant product launches and filings during 2004. These include: solifenacin for over-active bladder (developed with our partner Yamanouchi Pharmaceuticals Ltd of Japan); Avandaryl, a fixed-dose combination treatment which will further extend the Avandia family of treatments for type 2 diabetes; and Epivir plus Ziagen, the first once-daily combination HIV/AIDS treatment to be available in a single tablet.

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continued strength

Building a strong and diverse R&D pipeline
2003 provided the clearest evidence yet of our success in creating the most productive R&D organisation in the industry. At our R&D Day in December we demonstrated how our re-designed R&D operation is delivering a product pipeline of exceptional diversity, quality and quantity that will drive the future growth of the company.

We now have 148 projects in clinical development. These span a variety of therapeutic areas and encompass a number of pioneering approaches to treating patients, including exciting new compounds in the areas of oncology and cardiovascular disease. The 148 projects include 83 new chemical entities (NCEs), 45 product line extensions (PLEs) and 20 vaccines. Forty six of the NCEs are now in clinical phases II and III/registration and we expect to make a record number of filings over the next five years. As many as 20 of these compounds have the potential to reach blockbuster status.

Included in the many promising compounds highlighted in December were: ‘016, a first of its kind dual kinase inhibitor for the treatment of breast and lung cancer; Cervarix, a vaccine with the potential to prevent more than 70 per cent of cervical cancers; ‘162, a next-generation anti-depressant; Lp-PLA2 inhibitors which target a newly identified risk factor for heart disease; odiparcil, a novel anti-blood clotting treatment, and ‘381, the first dual action COX-2 inhibitor targeting both inflammatory and neuropathic pain. Building on our strong heritage in respiratory medicine, we are also developing a next-generation Seretide/Advair – a once-daily combination of a new long-acting corticosteroid, ’698, and a long-acting selective beta2 agonist, ’797, developed with Theravance Inc.

Corporate responsibility
Corporate responsibility has particular resonance for the pharmaceutical sector. Our business is creating medicines to treat and prevent disease – something that society needs and values. At the same time, healthcare and the way it is delivered and funded provoke much debate. Our third Corporate Responsibility Report sets out the issues that we face in this area and explains how we are addressing them. Where possible, performance measures are included to show our progress.

Significant achievements this year include the progress we are making in our programmes for the developing world, such as our efforts to eliminate lymphatic filariasis (LF or elephantiasis), a debilitating disease affecting 120 million people. The World Health Organization target is to eliminate LF by 2020, by which time we expect to have donated six billion treatments of our medicine albendazole, worth around $1 billion. This is one of the pharmaceutical industry’s largest ever donation programmes. We reduced the not-for-profit prices of our HIV treatments twice in 2003, taking the price of Combivir down from $1.70 to just 65 cents a day. However, much more needs to be done to tackle the enormous HIV/AIDS crisis. Real progress will only be made if responsibility is shared by all sectors of global society – governments, international agencies and companies such as GSK.

We are very proud of our global community investment of £338 million, 5.3 per cent of the Group’s pre-tax profit. This included £125 million for the Group's Patient Assistance Programs and other initiatives for low-income groups in the USA and £105 million of humanitarian product donations.

Governance
The Financial Reporting Council’s new Combined Code on Corporate Governance was published in 2003. The Board supports the New Code and has moved quickly to bring GSK’s governance procedures substantially in line with the best practices that flow from the Code.

Acknowledgements
During the year there were a number of changes to the Board. The Board now benefits from the direct presence of Dr Tachi Yamada, who has great knowledge and experience in medical practice as well as the pharmaceutical industry. Three new Non-Executive Directors joined the Board during the year: Larry Culp, President of Danaher Corporation; Crispin Davis, Chief Executive of Reed Elsevier PLC; and Sir Robert Wilson, Chairman of BG Group plc. They each bring many years of experience and successful track records in different industries. Their undoubted skills further strengthen the Board.

Sir Roger Hurn and Paul Allaire left the Board in June. Dr Michèle Barzach, John McArthur and Donald McHenry will step down from the Board after the AGM in May. We express our appreciation to each of them for their contribution to the company and for their dedicated and effective service to the Board.

In conclusion, on behalf of the Board and the Corporate Executive Team, we thank you, our shareholders, for your continued support through this challenging time.

Sir Christopher Hogg Chairman	JP Garnier Chief Executive Officer

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A day to

Our unique R&D structure starts to deliver. GSK’s radical redesign of its R&D organisation is a bold move to tackle the problem of R&D productivity, a real challenge to the global pharmaceutical industry. The impact of the reorganisation can now be seen in GSK’s broad and deep pipeline of medicines across a spectrum of key therapeutic areas. The projects that GSK now has in clinical development comprise a number of pioneering approaches to treating patients in need. “Our new structure is working well,” said Tachi Yamada, Chairman of R&D. “We are developing more quality compounds than ever before. This is enabling us to renew our pipeline in disease areas where we are leaders – such as respiratory and psychiatry – and to build strong portfolios in areas such as oncology and cardiovascular disease.”

Two thirds of Americans are obese or overweight; one in three Americans born in 2000 will become diabetic. Forty two million people worldwide live with HIV. Our 181771 compound is an appetite suppressant that creates a natural feeling of fullness while our SGLT2 inhibitor is a new approach to diabetes treatment. GSK also has development compounds against HIV in all phases of its replication cycle.

Our CEDD structure

Cancer affects one in three people. Our 572016 compound, a dual kinase inhibitor being investigated for the treatment of solid tumours, is a first of its kind. It may help convert the management of some cancers to chronic stable disease states.
Cardiovascular disease is the number one killer in the western world and a growing problem in developing countries as well. We are pioneering a novel class of compounds that sharply lower the activity of an enzyme associated with cardiovascular disease. This new approach could lead to the next generation of drugs to reduce cardiovascular events and deaths.
Diseases in our CEDD portfolio encompass some of the world’s highest un-met medical needs – multiple sclerosis, Alzheimer’s disease, irritable bowel syndrome and migraine. Our compound 406381 targets inflammatory and neuropathic pain and is expected to lead to greater effectiveness across a range of pain types.

The Research & Development meetings

04 Annual Review 2003

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deliver

Asthma affects 100-150 million people worldwide, killing 180,000 each year. Seretide/Advair has revolutionised the treatment of asthma and chronic obstructive pulmonary disease (COPD). One of our development compounds, 685698, is a third generation inhaled corticosteroid. It promises to be a once-a-day treatment and to offer greater potency.

We have vaccines in clinical development against numerous diseases affecting all age brackets, from children to the elderly, and in all regions, from the developed to the developing world. In 2004, we plan to file our Rotarix vaccine to help stem rotavirus gastroenteritis, a disease that is estimated to lead to the death of one child every minute.

Vaccines

Our new CEDD was launched in January 2004 with the aim of extending GSK’s R&D model through monoclonal antibodies, therapeutic vaccines and recombinant therapeutic proteins. Biopharmaceuticals is a field where we are progressing a growing number of assets in our early stage pipeline.

Psychiatric illnesses include schizophrenia, anxiety and addiction. The mission of our CEDD is to provide direction and light to the minds of patients lost in the shadow of psychiatric illnesses. 353162 is our next generation noradrenaline/dopamine re-uptake inhibitor (NDRI), a new anti-depressant with the potential for greater control of symptoms.

The path to products

GSK’s R&D is structured to take advantage of size at the beginning and end of the R&D process where large-scale research is needed – such as screening targets against compounds and conducting large-scale clinical trials. However, to bridge the interface between discovery and development, the organisation is divided into small biotech-like business units called Centres of Excellence for Drug Discovery

(CEDDs) that emphasise flexibility and therapeutic focus.

The CEDD structure aims to make the R&D process more effective and efficient, and our broad and deep pipeline is an early sign of the evolution in this approach.

In December, R&D presentations were made in the UK and USA, where GSK’s pipeline of future products was unveiled to analysts. Thirty five promising compounds, selected for novelty, impact on disease and commercial potential, were outlined. Some of these compounds are featured on this page along with images from our R&D organisation.

GSK currently has 148 projects in clinical development, comprising 83 new chemical entities, 45 product line extensions and 20 vaccines.

GSK’s goal is to bring more than 20 NCEs to phase III development over the next three years, leading to an anticipated record number of filings in the next five years. It is expected that over 20 of these have the potential to reach blockbuster status of annual sales of $1 billion (£600 million).

Annual Review 2003 05

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One day

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at a time

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The day

Working together. Sprightly senior John Chicoine wasn't sure what to think when he left his local store in North Carolina in the USA after using his Together Rx Card for the first time. He had just obtained two prescription medicines for $30 which in the past would have cost him $140. "I couldn't believe it and went and told my wife Jackie that I had just robbed Wal-Mart. When we thought about how much we had saved, I suggested we get in the car and get away quickly before they caught us!"

The Together Rx program was launched in the USA in April 2002 with the potential to allow between eight and 11 million Medicare enrolees with no prescription drug coverage to be eligible for a broad range of medicines from major pharmaceutical companies. In the past, many older Americans with little or no prescription coverage would cut back on taking their recommended medications or risk their health by taking none at all.

"I am always looking for bargains and looked at several prescription plans which, when you looked closely, offered no benefit at all," said John. "Then I found out about Together Rx while flipping through a magazine and went on-line to find out more. It was easy to apply and the benefits were instant."

08 Annual Review 2002

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my life
changed

Making life easier. GSK seeks to play an active part in improving the healthcare of people who have limited access to medicines, not only those in developing countries. Our Orange Card program has helped more than 150,000 senior American citizens on low incomes to save on the medicines they buy. In 2003, GSK reinforced its commitment to this program until at least 2006.

Card savings
The Orange Card was announced in late 2001 in response to concerns by senior citizens in the USA about coverage for prescription medicines. Because Medicare does not cover most prescription drugs, 10 to 15 million senior Americans do not have insurance coverage for their prescriptions.

GSK’s Orange Card, the industry’s first senior savings prescription drug card, offers average savings of 30 per cent off the usual price for outpatient GSK prescription medicines. Seniors simply present their card to the pharmacist to receive the savings. In 2003, there were 155,000 members of the Orange Card program.

GSK supports comprehensive reform of the Medicare program in the USA. In 2003, the company reinforced its commitment to the Orange Card scheme until at least 2006, when a new Medicare drug benefit is expected.

Following positive responses to the Orange Card, GSK and six other companies launched the Together Rx Card in 2002. This brings company-sponsored savings programs into a single card, extending the possible savings at the pharmacy counter to more than 170 widely prescribed medicines.

With this easy-to-use card, Together Rx participants are able to save up to 40 per cent off the usual amount paid for prescriptions - sometimes substantially more. By the end of 2003, approximately 1.2 million people had joined this program.

Leading role

GSK plays a leading role in improving access to medicines. Through product, pricing and partnership programs, GSK seeks to ensure that safe and effective drugs reach people who need them most on a sustainable basis.

Alongside the Orange Card and the Together Rx Card, two Patient Assistance Programs – Bridges to Access and Commitment to Access – provide short-term solutions for needy patients without prescription drug insurance coverage.

GSK also provides reimbursement case management services to help patients identify alternative funding sources for prescription drugs and other healthcare services.

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Ten million people were treated against lymphatic filariasis

In just one

Administration Day. The people of Sri Lanka will not forget Sunday, 27th July, 2003. On that day, ten million people – nearly half of the country’s population – received free tablets to help prevent the transmission of lymphatic filariasis (LF), a disfiguring disease also known as elephantiasis. More than 50,000 healthcare workers and volunteers distributed GSK-donated albendazole and other tablets to people living in areas where LF is endemic. It was one of the largest mass administrations of its type to have taken place in the developing world. But our efforts against the spread of LF did not stop there. In 2003, through our partnership with the World Health Organization (WHO), we donated 94 million treatments of albendazole to 34 countries worth £11 million. We have committed to provide albendazole free of charge for as long as it takes to eliminate LF.

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in one day

day...

Elimination by 2020
An estimated 120 million people are affected by LF, a tropical disease that has plagued humanity with immense suffering, social stigma and severe disability for thousands of years. A further one billion people in 80 countries are at risk of infection.

The mass drug administration effort in Sri Lanka on that July day was spectacular, but GSK continues to help in a long-term global programme to eliminate the disease through its active membership of the Global Alliance to Eliminate LF.

The goals of this partnership with the WHO and other organisations are to interrupt the transmission of LF, country by country, until it has been eliminated as a public health problem. This is expected to take 20 years.

GSK’s antiparasitic albendazole is used with one of two other drugs to stop the transmission of LF. The Group donates the tablets to the WHO which then provides them to the health authorities of affected countries for local distribution. The mass administration day in Sri Lanka, for example, was organised by the Ministry of Health.

Since 1998, the Group has supplied a total of 240 million free albendazole treatments. In addition to donating drugs, GSK provides significant financial resources and staff expertise to support coalition building, advocacy, research, community mobilisation and educational initiatives.

Today, there is hope that a new generation of children will have lives free of LF.

Global Community Partnerships
Through its Global Community Partnerships function, GSK partners with and supports organisations whose goals and objectives reflect its mission of improving the quality of human life.
•	Lymphatic filariasis The Group’s flagship programme is its role in the Global Alliance to Eliminate Lymphatic Filariasis, one of the pharmaceutical industry’s largest donation programmes.
•	HIV/AIDS Through its Positive Action programme, GSK works in partnership with individuals and groups at the community level to pursue more effective HIV prevention, education and support for people living with, or affected by, HIV/AIDS.
•	Malaria The GSK African Malaria Partnership is a community partnership which aims to develop effective malaria control behaviours in African communities.

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One day...

Every day more than 27,000 people are diagnosed with cancer... over
2,600 people in the USA die from heart disease... about 100,000 young people become addicted to tobacco… more than 3,000 children in Africa die of malaria… globally, more than 8,000 people die from AIDS.

Products for the future in key disease areas
•	Diabetes A new concept featuring a PPAR pan agonist. 677954, an Avandia follow-up, promises glucose and lipid control without weight gain and fluid retention.
•	Malaria In 2003 we launched a new anti-malarial, Lapdap, and we now have two early malaria compounds in development. We are also developing vaccines against diseases of the developing world. One example is Mosquirix, which has demonstrated clinical proof of concept in a field efficacy trial in Africa.
•	Heart disease GSK has a number of projects in cardiovascular research that hold the prospect of significantly improving treatment options. A novel class of compounds targets a newly identified risk factor for heart disease, an enzyme called Lp-PLA2. These inhibitors sharply lower the activity of this enzyme in atherosclerotic plaque, which is expected to reduce inflammation in arterial walls.

One day statistics such as these will not be as bleak. GSK is playing a leading part in tackling these global challenges, constantly striving to make the world a healthier place.

We are now beginning to see the benefits of our innovative restructuring of the R&D process within our organisation. As a result of dramatically improved rates of productivity, the whole span of our pipeline is strong and bursting with potential. Where once a disease was thought to be untreatable, modern day research will provide hope for sufferers.

One of the compounds featured on this page is a first of its kind. The investigational compound, 572016, is a dual kinase inhibitor being studied for the treatment of solid tumours.

It is a daily oral therapy under investigation for advanced breast cancer, non-small cell lung, bladder, gastric and head and neck cancers. It blocks two of the kinases implicated in breast cancer and other solid tumours and may help convert the management of some cancers to chronic stable disease states.

In phase I studies among patients who had failed multiple prior treatments with other drugs, 46 per cent of breast cancer patients treated with 572016 showed either a partial response or stable disease.

But R&D is a costly business. Each and every day, GSK spends nearly £8 million in research for future therapies – therapies that will provide hope for millions of people.

GSK’s bold and creative new R&D model is working and the company is developing more quality compounds than ever before.

That has to be good news for patients around the world waiting for new and better treatments in many major diseases and illnesses.

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One day. Tona Gilmer is on a path to a day she hopes will see more cures for cancer. For 15 years, Tona has been working in oncology research, seeking better ways to treat cancer with a passion and commitment borne from knowing that so many people are or have been affected by the disease.

"My mother was extremely ill when I was a baby and, as I grew up, I wanted so much to know what causes illness and why there are so few effective treatments." Today, as director of Oncology Biology at Research Triangle Park in the USA, Tona and her team of about 30 scientists are playing a key role in GSK's efforts to find these treatments.

"I have never lost sight of the bigger picture - the patients - in the detail of my work because it's very personal."

While much progress has been made, the end of Tona's path remains unclear. "Perhaps as we search for clues to a cure, we can treat cancer in a way that becomes more like treating chronic diseases." GSK's compound in development, 572016, is hopefully one such treatment. "So far the results are extremely encouraging. We have huge hopes for it and maybe the future will see an even better 572016."

On a December day in 1998, the full number of this compound was scrawled on a whiteboard in Tona's office by a delighted colleague. "This is it - this is the one," he said. The scrawl remains today. "I'm never going to remove it," said Tona. "It was a real Eureka! moment and part of the excitement of our work, all of which is such a great opportunity to help answer the sort of questions I have had for so long."

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Corporate responsibility

Contributing to society

GlaxoSmithKline is committed to enhancing its position as a responsible corporate citizen and to building community partnerships. We also know that people want to be reassured about the sound ethical basis of our business.

Top (Kenya AIDS group)
GSK’s pioneering Positive Action programme has supported some 28 organisations in 34 countries in 2003, such as the Movement of Men Against AIDS in Kenya (MMAAK). Community-based organisations are frequently the sole source of education, support, home-based care and treatment for people living with HIV/AIDS in developing countries.

Left (PHASE in Nicaragua)
GSK’s Personal Hygiene And Sanitation Education (PHASE) is a simple handwashing programme that reduces diarrhoea-related disease and deaths in school children. It has now expanded from Kenya, Nicaragua and Peru to include Zambia and is incorporated into the school curriculum in some countries.

Right (IMPACT/SHARE)
GSK’s IMPACT Awards in the UK and the USA and the 2003 SHARE Awards in the USA reward excellence in healthcare, enabling community-based organisations to continue their valuable work and access ongoing funding.

Corporate responsibility
GSK is committed to connecting business decisions to ethical, social and environmental concerns. Solid financial performance is closely connected to ethical business practices. It is not just how much profit GSK makes that matters. People want to know how that profit is made.

GSK reports on corporate responsibility issues and how we manage them in a separate Corporate Responsibility Report. To guide employees on the standards to which the company is committed, in 2003 we developed a set of corporate responsibility principles for GSK which are published in the Report.

The principles set out the approach to ten areas: standards of ethical conduct; leadership and advocacy; research and innovation; products and customers; access to medicines; employment practices; human rights; community investment; caring for the environment; and engagement with stakeholders.

We continue to work towards developing simple ways to measure the progress we are making in each of these areas.

Community investment
Working as partners with under-served communities in both the developed and the developing world is an integral activity that supports GSK’s mission of improving the quality of human life. GSK’s global community investment activities in 2003 were valued at £338 million. This included £125 million for the Patient Assistance Program and other medicine donations for low income groups in the USA (see page 9), plus £105 million of humanitarian product donations.

Our programmes reach over 100 countries and focus on improving health and education. While our three major public health programmes are in lymphatic filariasis, HIV/AIDS and malaria (see page 11), our businesses are actively involved in numerous activities that help build healthy communities.

In healthcare, many of our grants target voluntary community-based organisations working in health education and often with children. In 2003, these ranged from a sexual health awareness programme for street children in Panama to a scheme that ensures continuity of care for medically under-served, high-risk children in the USA.

We continued our support for two organisations in Ireland and France that provide therapeutic recreation for children with cancer or serious illnesses, and started a three-year programme in five European countries that partners with young people living with HIV/AIDS to help alleviate HIV-associated stigma and discrimination.

In the UK and in Philadelphia, our IMPACT Awards rewarded the work of voluntary community-based organisations tackling issues such as sexual abuse, mental health, elderly day care and disability. In addition, we supported medical research charities in the UK focused on neonatal care, epilepsy, spinal and osteoporosis research.

In 2003, GSK donated medicines valued at £105 million to support relief efforts in over 80 countries

The largest part of our community investment is the donation of essential medicines for humanitarian relief efforts. In 2003, we donated medicines such as antibiotics valued at £105 million to support relief efforts in over 80 countries. Donations are made at the request of governments and major charities. Our products were among the first to be airlifted into Iraq following the start of the conflict.

GSK’s science education programme aims to give science context and enhance science teaching. We continued our INSPIRE (INnovative Scheme for Post-doctorates In Research and Education) partnership to support specialist science schools in the UK. We also supported Science Across the World, a web-based educational resource programme that promotes discussion of science issues within and between schools in almost 100 countries. In the USA, our support for the award-winning Science in the Summer initiative entered its 17th year with more than 60,000 children experiencing this free, library-based science education programme.

GSK’s commitment to communities increases the number of people who benefit from the company’s success and ensures that the spirit of ‘do more, feel better, live longer’ means something to everybody.

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Product highlights

Ten major products, accounting for £7.6 billion of turnover, grew in strong double digits, including Seretide/Advair  for asthma and chronic obstructive pulmonary disease (COPD)
and Avandia/Avandamet for diabetes.

Product turnover breakdown

Top 5 pharmaceutical products (total turnover)		Top 5 Consumer Healthcare products (total turnover)

1 Seretide/Advair	£2,214m	1 Aquafresh	£332m
2 Seroxat/Paxil	£1,877m	2 Smoking control	£325m
3 Wellbutrin	£953m	3 Lucozade	£252m
4 Avandia/Avandamet	£931m	4 Sensodyne	£210m
5 Augmentin	£825m	5 Ribena	£195m

New product performance

£4.6 billion
Turnover of new products, those launched in the last five years, increased by 29%.	+39% sales growth	+24% sales growth
£2,214m
SERETIDE/ADVAIR
Sales in the USA were up
54% to £1,235 million.
Europe and International
sales rose 18% and 37%
respectively. It is now one
of the top ten selling
pharmaceutical products
	worldwide.	£931m AVANDIA/AVANDAMET GSK is building a strong franchise in the treatment of diabetes which affects over 175 million people worldwide.

New product launches

During 2003, GSK
obtained regulatory
approval for ten important
new products and new
indications including Levitra
for erectile dysfunction,
Wellbutrin for depression,
Lexiva for HIV/AIDS and
Advair for COPD	Wellbutrin XL	Excellent uptake continues with the new formulation accounting for 40% of new Wellbutrin prescriptions.
	Levitra	Launched in the USA in August 2003 and in Europe in the first half of the year, Levitra is making strong market share gains.
	Lexiva	A new protease inhibitor launched in December 2003 for the treatment of HIV.
	Advair	FDA approval for use in the treatment of COPD which is the fourth leading cause of death worldwide.

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The Board
The Board of Directors is ultimately accountable for the Group’s activities, strategy and financial performance.

Sir Christopher Hogg (Aged 67)
Appointed on 23rd May 2000
Non-Executive Chairman. Sir Christopher was formerly a Non-Executive Director of SmithKline Beecham plc. He is Non-Executive Chairman of Reuters Group PLC and a member of the Supervisory Board of Air Liquide S.A. and Chairman of The Royal National Theatre.

Jean-Pierre Garnier (Aged 56)
Appointed on 23rd May 2000
Chief Executive Officer. JP Garnier was appointed an Executive Director of SmithKline Beecham plc in 1992, and became Chief Executive Officer in April 2000. He is a Non-Executive Director of United Technologies Corporation and a member of the Board of Trustees of the Eisenhower Exchange Fellowships. He holds a PhD in pharmacology from the University of Louis Pasteur in France and an MBA from Stanford University in the USA.

John Coombe (Aged 58)
Appointed on 23rd May 2000
Chief Financial Officer. John Coombe was formerly an Executive Director of Glaxo Wellcome plc where he was responsible for Finance and Investor Relations. He is a member of the Supervisory Board of Siemens AG and the Code Committee of the UK Takeover Panel.

Michèle Barzach (Aged 60)
Appointed on 23rd May 2000
Non-Executive Director. Michèle Barzach was formerly a Non-Executive Director of Glaxo Wellcome plc. She is a member of the International Cooperation High Council, Chairman of the Board of Equilibres et Populations and Director of the Board of Project Hope. International consultant in health strategy, she was formerly French Minister of Health and Family.

Lawrence Culp (Aged 40)
Appointed on 1st July 2003
Non-Executive Director. Lawrence Culp is President and CEO of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.

Crispin Davis (Aged 54)
Appointed on 1st July 2003
Non-Executive Director. Crispin Davis is Chief Executive of Reed Elsevier PLC. Prior to that, he was Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was Group Managing Director of United Distillers and a member of the main board of Guinness plc. He spent his early career with Procter & Gamble.

Sir Peter Job (Aged 62)
 Appointed on 23rd May 2000
Non-Executive Director. Sir Peter was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Schroders plc, Shell Transport and Trading Company plc, TIBCO Software Inc. and Instinet Group Inc. He is also a member of the Supervisory Boards of Deutsche Bank AG and Bertelsmann AG.

John McArthur (Aged 69)
Appointed on 23rd May 2000
Non-Executive Director. John McArthur was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of BCE Inc., BCE Emergis Inc., Cabot Corporation, HCA Corporation, Koc Holdings A.S., Rohm and Haas Company, Telsat Canada and The AES Corporation. He is also Senior Advisor to the President of the World Bank.

Donald McHenry (Aged 67)
Appointed on 23rd May 2000
Non-Executive Director. Donald McHenry was formerly a Non-Executive Director of SmithKline Beecham plc. His other Non-Executive directorships include The Coca-Cola Company, FleetBoston Financial Corporation, International Paper Company and AT&T Corporation.

Sir Ian Prosser (Aged 60)
Appointed on 23rd May 2000
Non-Executive Director. Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He was Chairman of Six Continents PLC and the World Travel & Tourism Council and is Non-Executive Deputy Chairman of BP plc. He is a member of the CBI President’s Committee.

Ronaldo Schmitz (Aged 65)
Appointed on 23rd May 2000
Non-Executive Director. Ronaldo Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc and a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation.

Lucy Shapiro (Aged 63)
Appointed on 23rd May 2000
Non-Executive Director. Lucy Shapiro was formerly a Non-Executive Director of SmithKline Beecham plc. She is Ludwig Professor of Cancer Research in the Department of Developmental Biology and Director of the Beckman Center for Molecular and Genetic Medicine at the Stanford University School of Medicine and a Non-Executive Director of Anacor Pharmaceuticals Inc. She holds a PhD in molecular biology from the Albert Einstein College of Medicine.

Sir Robert Wilson (Aged 60)
Appointed on 1st November 2003
Non-Executive Director. Sir Robert is Non-Executive Chairman of BG Group plc and the Economist Group and was previously Executive Chairman of Rio Tinto plc.

Tachi Yamada (Aged 58)
Appointed on 1st January 2004
Chairman, Research & Development. Tachi Yamada was formerly a Non-Executive Director, and subsequently an Executive Director, of SmithKline Beecham plc. Prior to joining SmithKline Beecham he was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center. He is a member of the Board of diaDexus, Inc. and is a Trustee of the Rockefeller Brothers Fund.

Other Directors
Sir Roger Hurn, Non-Executive Deputy Chairman and Paul Allaire, Non-Executive Director, both retired from the Board on 5th June 2003.

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The Corporate Executive Team
The executive management of the Group is through the Corporate Executive Team (CET), comprising the Chief Executive Officer, the Chief Financial Officer and other senior managers.

Jean-Pierre Garnier
Chief Executive Officer
As Chief Executive Officer, JP is responsible for the management of the Group. He oversees all operational aspects including establishing policies, objectives and initiatives, and directs long-term strategy. He was formerly Chief Executive Officer of SmithKline Beecham, having joined the Group in 1990.

Rupert Bondy
Senior Vice President and General Counsel
Rupert is responsible for legal matters across the Group, together with environmental, health and safety issues, insurance and security. He was a lawyer in private practice before joining SmithKline Beecham in 1995.

Ford Calhoun
Chief Information Officer
Ford is responsible for information technology, a global function that enables key business processes across all parts of the Group. With doctoral and post-doctoral training in microbiology, genetics, biomathematics and computer science, Ford joined Smith Kline & French in 1984.

John Coombe
Chief Financial Officer
As head of the finance function, John is responsible for activities such as financial reporting and control, tax and treasury, investor relations, finance systems, internal audit and real estate. He joined Glaxo in 1986 as Group Financial Controller and was appointed Group Finance Director in 1992.

Marc Dunoyer
President
Pharmaceuticals Japan
Marc was appointed President, Pharmaceuticals Japan in March 2003. He joined the Group in 1999 and was Senior Vice President and Regional Director, Japan, until his current appointment.

Russell Greig
President
Pharmaceuticals International
Russell leads the pharmaceutical operations outside the USA and most of Europe, covering more than 100 countries. He joined the Group in 1980 and was Senior Vice President, Worldwide Business Development for R&D prior to his current appointment in March 2003.

Dan Phelan
Senior Vice President
Human Resources
Dan is responsible for benefits, compensation, recruitment, organisation development, leadership development and succession planning, human resource information systems and employee health management. He was a lawyer in private practice before joining Smith Kline & French in 1981 and in 1994 was appointed Senior Vice President and Director, Human Resources, SmithKline Beecham.

David Pulman
President
Global Manufacturing & Supply
David is responsible for the global manufacturing and supply chain network. He joined Glaxo in 1978 and was responsible for the North American supply network, manufacturing strategy and logistics until his current appointment in 2002.

David Stout
President
Pharmaceutical Operations
David is responsible for the global pharmaceuticals and vaccines businesses. He joined SmithKline Beecham in 1996 as head of US Sales and Marketing, and was President, US Pharmaceuticals until his current appointment in January 2003.

Chris Viehbacher
President
US Pharmaceuticals
Chris has been responsible for US Pharmaceuticals since January 2003. He joined Wellcome in 1988 and became Director, Continental Europe, at Glaxo Wellcome in 1999. He was responsible for GlaxoSmithKline’s European Pharmaceuticals business before his current appointment.

Andrew Witty
President
Pharmaceuticals Europe
Andrew has been responsible for the Group’s pharmaceuticals operations in Europe since January 2003. He joined Glaxo in 1985 and at GlaxoSmithKline was Senior Vice President, Asia Pacific, until his current appointment.

Tachi Yamada
Chairman
Research & Development
Tachi leads the Group’s complex business of drug discovery and development, creating new medicines through research. He joined SmithKline Beecham in 1994 as a Non-Executive member of the Board and became Chairman, R&D, Pharmaceuticals in 1999. He was appointed to the Board of Directors on 1st January 2004.

Jennie Younger
Senior Vice President
Corporate Communications
& Community Partnerships
Jennie is responsible for the Group’s internal and external communications, its image and partnerships with global communities. She joined Glaxo Wellcome in 1996 as Director of Investor Relations.

Jack Ziegler
President
Consumer Healthcare
Jack is head of the global Consumer Healthcare business, which produces oral healthcare, over-the-counter medicines and nutritional healthcare products. He joined SmithKline Beecham in 1991 and in 1998 was appointed President of the Consumer Healthcare business.

Other members
Howard Pien left the Group on 31st March 2003 to pursue another role in the pharmaceutical industry. Bob Ingram continues to work part-time as Vice Chairman of Pharmaceuticals, acting as special advisor to the Group and attending CET meetings in that capacity.

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Summary Remuneration Report FOR THE YEAR TO 31ST DECEMBER 2003

Introduction

The Summary Remuneration Report sets out the annual remuneration earned in 2003 together with any gains under long-term incentive arrangements. It also describes the background and outlines the Group’s remuneration policy together with the performance graph as required by the Directors’ Remuneration Report Regulations 2002 (the Regulations).

The Remuneration Committee (the Committee) is responsible for making recommendations to the Board on the company’s remuneration policy and, within the terms of the agreed policy, determining the total individual remuneration packages of the Executive Directors and members of the CET (Executives). The members of the Remuneration Committee are set out on page 16.

During 2003 the Committee reviewed and developed the remuneration policy to align executive remuneration with the interests of shareholders whilst meeting the imperative of recruiting and retaining the executive talent essential to the leadership of the company.

The new remuneration policy was finalised after undertaking an extensive consultation process with shareholders and institutional bodies during the course of 2003. During the year the Chairman of GlaxoSmithKline and the Chairman of the Committee met shareholders, representing nearly half of GlaxoSmithKline’s share capital, to ensure that the Committee obtained a clear understanding of shareholder expectations and to communicate the competitive issues facing the company.

The revised remuneration policy is designed to establish a framework for remuneration which is consistent with the company’s scale and scope of operations, meets the recruitment needs of the business and is closely aligned with the shareholder guidelines.

2003 Independent review of executive remuneration

As indicated in the 2002 Remuneration Report, the Committee appointed Deloitte & Touche LLP (Deloitte) to conduct a comprehensive independent review of the remuneration of the Executives of GlaxoSmithKline. Deloitte reported exclusively to the Committee and the Chairman of the company. Deloitte reviewed all aspects of the remuneration policy, each element of remuneration, the performance measures used and the terms and conditions of the Executives’ contracts.

Their review also included consideration of the relevant comparator companies for performance measurement and pay benchmarking for the most senior roles.

Deloitte’s independent review produced the following key findings:
•	the link between pay and performance needed strengthening;
•	the potential for payment for failure needed addressing;
•	stronger alignment to UK best practice and shareholder guidelines was needed;
•	other global pharmaceutical companies are the primary market for talent; and
•	the long-term incentive opportunity was uncompetitive.

Remuneration policy

Principles
The Committee considered the findings and established three core principles which underpin the new remuneration policy for GlaxoSmithKline. These are:
•	pay for performance and only for performance;
•	robust and transparent governance structures; and

•	a commitment to be a leader of good remuneration practice in the pharmaceutical industry.

In formulating the policy, the Committee also decided that:
•	the remuneration structure must support the business by securing, retaining and motivating key talent in a very competitive market place;
•	UK shareholder guidelines would be followed to the maximum extent consistent with the needs of the business and the company would maintain a regular dialogue with shareholders;
•	global pharmaceutical companies are the primary pay comparator group;
•	performance conditions would be based on the measurable delivery of strong financial performance and the delivery of superior returns to shareholders as compared with other pharmaceutical companies;
•	a high proportion of the total remuneration opportunity would be based on performance-related remuneration which will be delivered over the medium to long-term; and
•	no ex-gratia payments would be made.

Overall the policy is intended to provide median total remuneration for median performance. Poor performance will result in total remuneration significantly below the pay comparator group median, with the opportunity to earn upper quartile total remuneration for exceptional performance.

This strong alignment with performance is demonstrably in the interests of shareholders and provides the Executives with unambiguous signals about the importance of delivering success to the company’s shareholders.

Commitment
The Committee will apply this policy on a consistent and transparent basis. Any significant change will be discussed with shareholders in advance of implementation.

Pay and performance comparators
The following table sets out the companies used for pay and performance comparison:

		Market Cap
		31.12.03
Company	Country	£m

Abbott Laboratories	USA	40,700
AstraZeneca	UK	45,465
Aventis	France	29,593
Bristol-Myers Squibb	USA	30,985
Eli Lilly	USA	44,119
GlaxoSmithKline	UK	76,153
Johnson & Johnson	USA	85,661
Merck	USA	57,427
Novartis	Switzerland	68,457
Pfizer	USA	150,627
Roche Holdings	Switzerland	39,658
Sanofi-Synthelabo	France	30,811
Schering-Plough	USA	14,276
Takeda Chemical Industries	Japan	19,684
Wyeth	USA	31,584

GlaxoSmithKline’s Executive remuneration consists of the following components:

Base salary
Base salaries will be set by reference to the median for the relevant market. For Executives this is the pharmaceutical pay comparator group. Base salary is the only element of remuneration that is fixed.

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Summary Remuneration Report FOR THE YEAR TO 31ST DECEMBER 2003

Annual bonus
All bonuses are determined on the basis of a formal review of annual performance against stretching financial targets based on business performance profit before interest and tax and are subject to detailed assessment of individual, business unit and group achievements against objectives.

Bonus awards for 2003 reflected the Committee’s belief that the company produced superior results during the year, after taking account of factors outside the control of management, notably exchange rates and the launch of generic competition to Paxil in the USA.

Long-term incentives
The remuneration policy provides that annual long-term incentive awards will normally be made up of a performance share award and a share option award. The new remuneration policy increases the emphasis on the use of performance shares.

As part of the review process, the Committee considered which performance conditions should be applied to the long-term incentives. The Committee concluded that it was appropriate to measure performance using a combination of absolute financial results (based on earnings per share – EPS) and the delivery of superior value to shareholders (based on Total Shareholder Return – TSR).

For the Executives, the level of performance shares vesting is based on the company’s TSR relative to the performance comparator group over a three-year measurement period. If GlaxoSmithKline is ranked at the median of the performance comparator group, 35% of the shares will vest. Only if GlaxoSmithKline is one of the top two companies will all of the shares vest. When determining vesting levels, the Committee will have regard for the company’s underlying financial performance.

Prior to 2003, performance share awards were in two parts: half could be earned by reference to GlaxoSmithKline's TSR performance compared with the FTSE 100 and the other half of the award was dependent upon the company’s business performance EPS growth.

The share options granted in 2003 to the Executives are linked to the achievement of compound annual EPS growth over the performance period, which is the three years following the grant of an option.

When setting EPS targets the Committee will consider the company’s internal projections and analysts’ forecasts for GlaxoSmithKline’s EPS performance as well as analysts’ forecasts for the pharmaceutical industry.

For the 2003 grant, vesting increases on a straight line basis for EPS performance between the hurdles set out in the table below.

Annualised		Percentage of
growth in EPS.		award vesting

>	RPI + 5%	100%
	RPI + 4%	75%
	RPI + 3%	50%
<	RPI + 3%	0%

This performance condition is substantially consistent with UK shareholder guidelines and expectations and is considerably more demanding than any operated by other global pharmaceutical companies. This change is consistent with the new policy of providing pay for performance and only for performance.

The Committee has decided for the 2003 grant that if the performance condition is not met in full after the three year period, performance will be measured again over the four financial years following the date of grant of the option. To the extent the option performance conditions have not been met at the end of four years, the option will lapse. The Committee considers re-measurement to be an important feature for the 2003 grant in the light of the imposition of performance conditions in an industry where most of the major competitors do not apply them to options. The Committee will consider prior to each annual grant of options whether a re-measurement will be permitted.

The performance condition for options granted prior to 2003 was that, for the options to vest in full, Business Performance EPS growth, excluding currency and exceptional items, had on average to be at least three percentage points per annum more than the increase in RPI over any three-year performance period.

Pensions
The Executives participate in GlaxoSmithKline senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for Executives in the country in which the Executives are likely to retire. Benefits are normally payable at age 60.

Executive Director terms and conditions

The policy regarding the Executive Directors’ contracts was the subject of extensive review and change during 2003. The new policy provides the framework for contracts for Executive Directors appointed in the future.

Dr Garnier and Mr Coombe have agreed to changes in their own contractual terms without compensation to bring their contractual terms broadly in line with the new contractual framework, including the reduction of contractual notice period from 24 to 12 calendar months. However, to honour certain aspects of their ‘old’ contractual terms there are a number of individual features which will be retained. In the event of early termination by the company, Dr Garnier and Mr Coombe would receive, in respect of that 12 months’ notice, a cash sum representing annual salary, on target bonus and pension contributions.

TSR performance graph
The following graph sets out the performance of the company relative to the FTSE 100 index of which the company is a constituent and, for information, to the median of the performance comparator group since the merger on 27th December 2000. The graph has been prepared in accordance with the Regulations and is not an indication of the likely vesting of awards granted under any of the company’s incentive plans.

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Summary Remuneration Report FOR THE YEAR TO 31ST DECEMBER 2003

Annual remuneration

				2003	2002

				Total	Total
	Fees and	Other	Annual	annual	annual
	salary	benefits	bonus	remuneration	remuneration
Directors of GlaxoSmithKline	£000	£000	£000	£000	£000

Executive Directors
Dr J P Garnier	916	386	1,485	2,787	2,452
Mr J D Coombe	490	17	730	1,237	947

	1,406	403	2,215	4,024	3,399

Current Non-Executive Directors
Sir Christopher Hogg	374	–	–	374	252
Dr M Barzach	107	–	–	107	100
Mr L Culp	29	–	–	29	–
Mr C Davis	29	–	–	29	–
Sir Peter Job	57	–	–	57	59
Mr J H McArthur	62	–	–	62	62
Mr D F McHenry	65	–	–	65	62
Sir Ian Prosser	66	–	–	66	59
Dr R Schmitz	67	–	–	67	69
Dr L Shapiro	109	–	–	109	118
Sir Robert Wilson	10	–	–	10	–

	975	–	–	975	781

Former Non-Executive Directors
Sir Richard Sykes	–	958	–	958	162
Sir Roger Hurn	50	–	–	50	121
Sir Peter Walters	–	–	–	–	53
Mr P A Allaire	28	–	–	28	68
Mr D C Bonham	–	–	–	–	5
Mr J A Young	–	–	–	–	31

	78	958	–	1,036	440

Total Non-Executive Directors	1,053	958	–	2,011	1,221

Total remuneration	2,459	1,361	2,215	6,035	4,620

Following the merger, those participants in the legacy schemes who elected to exchange their legacy options for options over GlaxoSmithKline shares were granted an additional cash benefit equal to 10 per cent of the grant price of the original option. This additional benefit is known as the Exchange Offer Incentive (EOI) and is only payable when the new option is exercised or lapses above market value. To qualify for this additional cash benefit, participants had to retain these options until at least the second anniversary of the effective date of the merger. During the year Dr J P Garnier received £182,478 relating to options exercised and Sir Richard Sykes received £940,499, under the EOI, as a result of his options lapsing above market value. Those amounts are included in other benefits in the table above.

From 1st June 2002 Sir Richard Sykes was appointed Senior Advisor to the company, at a salary of £49,000 per annum which he received in addition to the fees and salary above which he received as a former director.

Non-Executive Directors are required to receive a significant part of their fees in the form of shares and ADSs and may also elect to invest part or all of the balance of their fees in the form of shares and ADSs. The value of these shares and ADSs at the dates of award are included in fees and salary above. These shares and ADSs are not paid out until the Director’s retirement from the Board.

Following their retirement on 5th June 2003, Sir Roger Hurn and Mr Allaire received the then value of their shares and ADSs as awarded under the Non-Executive Directors’ share arrangements and equivalent SmithKline Beecham arrangements. Sir Roger Hurn elected to receive his entitlement in instalments and Mr Allaire elected to receive his full entitlement immediately.

In addition to annual compensation, GlaxoSmithKline operates share plans to provide incentives to Executive Directors to achieve longer-term growth in shareholder value. Gains under such plans are recognised on exercise or award, but reflect value earned over a period of years. The timing of exercise is normally at the discretion of the Director. Gains in 2003 on exercise of options were: share option plans £3,097,260 (2002 – nil); long-term incentive plan £256,134 (2002 – £293,370). Full details of the awards granted under the company’s share plans during 2003 can be found in the Annual Report 2003 - refer to Shareholder information.

The accrued annual benefits under the defined benefit schemes operated by the Group were: Dr J P Garnier £565,294; Mr J D Coombe £317,211. In addition, Dr J P Garnier is also a member of a money purchase scheme into which contributions of £88,609 were paid.

None of the above Directors received expenses during the year requiring separate disclosure as defined by the Regulations.

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Corporate governance

Governance and policy

The Board and Executive
The Directors are listed under ‘The Board’ on page 16.

The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities, strategy and financial performance.

The Board comprises three Executive and 11 Non-Executive Directors. Whilst the Board considers all of its Non-Executive Directors to be independent in character and judgement, in accordance with the 1998 Code, it has determined that four Non-Executive Directors – the Chairman, Dr Barzach, Mr McHenry and Dr Shapiro – should not be considered as “independent” under the 2003 Code. In the case of the Chairman and Mr McHenry this is due to their length of service with GlaxoSmithKline and its predecessor companies and, in the case of Drs Barzach and Shapiro, due to remuneration that they have received from the Group in other capacities. These four Non-Executive Directors have resigned their positions on Board Committees where independence is required under the 2003 Code.

The Board considers that Mr McArthur, Dr Schmitz, Mr Culp, Mr Davis, Sir Peter Job, Sir Ian Prosser and Sir Robert Wilson are independent under the 2003 Code. The Board noted that Dr Schmitz and Mr McArthur are associated as non-executive directors of other public companies – Rohm and Haas Company and Cabot Corporation – but do not consider the associations to be of sufficient economic significance to compromise their independence.

At the date of publication, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors, in accordance with the recommendations of the 2003 Code.

Dr Barzach, Mr McArthur and Mr McHenry will be retiring from the Board at the conclusion of the Annual General Meeting (AGM) on 17th May 2004. Following their retirement (and assuming that the other Directors seeking re-election at the AGM are elected or re-elected), the Board will comprise three Executive Directors and eight Non-Executive Directors with a majority of the Board, excluding the Chairman, being independent Non-Executive Directors. Sir Ian Prosser is the Senior Independent Director.

Board process
The Board meets at least six times a year. It has a formal schedule of matters reserved to it for decision but otherwise delegates specific responsibilities to Board committees, as described below. The Board works to an agreed business agenda in reviewing the key activities of the business, and receives papers and presentations to enable it to do so effectively. The Board considers and reviews the work undertaken by its Committees.

The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Simon Bicknell who was appointed in May 2000. He is a barrister and joined the Group in 1984. He is secretary to all the Board Committees.

Board committees

Audit Committee
The Audit Committee reviews the financial and internal reporting process, the system of internal control and management of risks and the external and internal audit process. The Committee also proposes to the shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year.

Remuneration Committee
The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisors, it evaluates and makes recommendations to the Board on overall executive remuneration policy. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year and otherwise as necessary.

Nominations Committee
The Nominations Committee reviews the structure, size and composition of the Board and the appointment of members of the Board and the CET, and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and Senior Management. The Committee consists entirely of Non-Executive Directors of whom a majority are independent and meets at least once a year to consider succession planning and otherwise as necessary.

Financial Results Committee
The Financial Results Committee reviews and approves, on behalf of the Board, the Annual Report and Form 20-F, the Annual Review and the convening of the AGM, together with the preliminary and quarterly statements of trading results. Each Director is a member of the Committee and the quorum for a meeting is any three members. To be quorate, each meeting must include the Chairman or the Chairman of the Audit Committee and the CEO or the CFO. The Committee meets as necessary.

Corporate Responsibility Committee
The Corporate Responsibility Committee (formerly the Corporate Social Responsibility Committee) consists entirely of Non-Executive Directors and provides a Board level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and reputation. The Committee is also responsible for annual governance, oversight of the Group’s worldwide donations and community support. The Committee meets formally twice a year and has further meetings and consultations as required.

Corporate Administration & Transactions Committee
The Corporate Administration & Transactions Committee reviews and approves matters in connection with the administration of the Group’s business, and of certain corporate transactions. The Committee consists of the Directors, Corporate Executive Team members and the Company Secretary. The Committee meets as necessary.

Corporate Executive Team
The Corporate Executive Team (CET) assists the CEO in the executive management of the Group. The CET meets 11 times a year. The members and their responsibilities are given on page 17.

Remuneration of Directors
Information on the remuneration of Directors is given in the Summary Remuneration Report on pages 18 to 20.

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Business operating review

Products drive growth

Total pharmaceutical turnover grew five per cent in 2003 to just over £18 billion – a good performance given the generic erosion of two of GSK’s biggest products, Augmentin and Paxil. Excluding sales of these products, pharmaceutical turnover grew 9 per cent.

Pharmaceuticals

In the central nervous system therapy area, sales grew four per cent. Sales of Seroxat/Paxil, a leading product for depression and anxiety disorders, declined four per cent. US sales declined nine per cent to £1,179 million following the launch of a generic paroxetine in September 2003. Paxil CR, a sustained release formulation, increased its share of total prescriptions since the generic paroxetine launch from 33 per cent to 37 per cent. Paxil CR sales in 2003 were £387 million. European sales declined eight per cent but International sales grew 25 per cent led by continued strong growth in Japan. Sales of Wellbutrin, for depression, grew 18 per cent to £953 million. Wellbutrin XL, a new improved formulation, was launched in 2003 and now accounts for 40 per cent of branded Wellbutrin prescriptions and 7 per cent of sales in 2003. Limited generic competition to Wellbutrin began in the USA in January 2004 for the 100 mg dose. Generic competition across all dose forms of Wellbutrin SR is expected at any time. Lamictal, for epilepsy, continued to grow across all regions with sales up 31 per cent driven by the FDA-approved long term maintenance treatment of bi-polar disorder.

In respiratory, GSK continues to be the global leader in respiratory pharmaceuticals with sales of its three key products – Seretide/Advair, Flixotide/Flovent and Serevent – amounting to £3.4 billion, up 17 per cent. Sales of Seretide/Advair, GSK’s largest product, grew 39 per cent to £2.2 billion although this contributed to declines in Serevent and Flixotide, its constituent products. The growth prospects for Advair were further strengthened with an FDA approval for use in the treatment of Chronic Obstructive Pulmonary Disease (COPD) in the fourth quarter of 2003.

GSK’s underlying growth driven by a broad portfolio of fast
growing, high value products:

•	Seretide/Advair (£2.2 billion) up 39%

•	Avandia/Avandamet (£0.9 billion) up 24%

•	Wellbutrin (£0.9 billion) up 18%

•	Zofran (£0.8 billion) up 16%

•	Lamictal (£0.6 billion) up 31%

•	Valtrex (£0.5 billion) up 23%

•	Trizivir (£0.4 billion) up 22%

•	Coreg (£0.4 billion) up 28%

•	Infanrix/Pediarix (£0.3 billion) up 32%

Within anti-virals, HIV medicines grew across all regions and totalled £1.5 billion in sales, up six per cent. Sales of Trizivir, GSK’s triple combination therapy, grew 22 per cent. Global sales of Valtrex, which received FDA approval in August 2003 to reduce the risk of transmission of genital herpes, rose 23 per cent.

Several significant product launches and filings planned for
2004 include:

•	Solifenacin for over-active bladder

•	Avandaryl, a fixed-dose combination treatment for type 2
diabetes

•	Epivir/Ziagen, the first once-daily combination HIV/AIDS
treatment in a single tablet.

Anti-bacterial sales declined 16 per cent worldwide and 41 per cent in the USA. Augmentin’s US sales were down 51 per cent in the year as a result of generic competition that began in the third quarter of 2002. In the USA, GSK’s two new antibiotics, Augmentin ES for children and Augmentin XR for adults, recorded sales of £237 million in 2003 in spite of generic competition.

Within vaccines, Infanrix/Pediarix grew 32 per cent to £336 million. Pediarix adds protection against hepatitis B and poliomyelitis to the Infanrix combination and results in up to six fewer injections for infants. The hepatitis franchise declined 13 per cent reflecting competitive pressure in the USA and Europe.

In oncology, sales of Zofran grew 16 per cent to £774 million, driven by a strong US performance, up 20 per cent to £575 million.

In metabolic, the Avandia franchise (Avandia and Avandamet) grew 24 per cent for the year. Avandamet, a combination of Avandia and metformin HCI, expanded the Avandia metabolic franchise with its US launch in the fourth quarter of 2002. In Europe, the franchise should benefit further from the EU approval of Avandamet in December 2003. Avandia also did very well in International markets with sales of £106 million, up 40 per cent.

In cardiovascular and urogenital, Coreg sales grew 28 per cent benefiting from recent data that showed a highly significant statistical difference in survival between Coreg and metopropol in patients with heart failure. Levitra (vardenafil), a new agent for the treatment of erectile dysfunction, was launched in the USA in August 2003 and in Europe in the first half of the year.

22 Annual Review 2003

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Business operating review

Consumer Healthcare

Total Consumer Healthcare sales grew four per cent in 2003 to £3.3 billion.

Over-the-counter medicine sales were £1.6 billion, up two per cent. Sales of smoking control and gastro-intestinal products were down significantly in the USA, primarily due to flat market conditions and private label competition. Growth from smoking control products recently launched in Europe and sales of dermatological products acquired earlier this year helped to offset these declines. Oral care sales were £1.1 billion, up three per cent. GSK’s Sensodyne brand continues to grow in all regions. Nutritional healthcare products grew nine per cent to £0.6 billion. Lucozade Sport and Lucozade Hydroactive continued to drive growth in this category.

Trading profit and EPS

Business performance* trading profit was £6.9 billion with a growth of nine per cent, stronger than turnover growth of five per cent, demonstrating an improved trading margin of 0.7 points to 32.3 per cent compared with 2002. This was principally due to cost savings derived from merger integration, manufacturing and other initiatives, partly offset by charges relating to operational excellence cost saving programmes and higher pension costs.

Full year business performance earnings per share (EPS) of 82.1 pence increased 10 per cent, and five per cent in sterling terms, reflecting a weakening of the US dollar. Full year statutory EPS was 77.2p, an increase of 23 per cent.

GSK delivered business performance* EPS growth of 10 per cent in line with guidance.

Taxation

GSK has open tax issues with the revenue authorities in the USA, UK, Japan and Canada, but by far the largest relates to Glaxo heritage products in the USA. The Group has now received a claim for additional taxes that the IRS asserts legacy company Glaxo Wellcome owes for the years 1989 to 1996. This statutory notice of deficiency for $2.7 billion (£1.5 billion) in tax principally relates to the allocation of profits for Glaxo heritage products between the USA and other countries. To the extent that the IRS was successful in its claim, interest would be payable. GSK estimates the interest on the full claim to date would be approximately $2.5 billion (£1.4 billion), net of federal tax relief. However, there continues to be a wide difference of views between the Group and the IRS. The ultimate liability for such matters may vary significantly from amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Pharmaceutical turnover by therapeutic area

	2003	2002	%CER
	£m	£m	Growth

CNS	4,455	4,511	4
Respiratory	4,417	3,987	14
Anti-virals	2,349	2,299	5
Anti-bacterials	1,815	2,210	(16)
Vaccines	1,123	1,080	2
Oncology and emesis	1,001	977	9
Metabolic	1,079	960	20
Cardiovascular and urogenital	771	661	22
Other	1,171	1,310	(8)

	18,181	17,995	5

Legal proceedings

The Group is involved in patent litigation with manufacturers seeking to market generic versions of many of the Group’s most important products, including Wellbutrin, Seretide, Avandia, Imitrex, Valtrex, Lamictal and Zofran, prior to the expiration of the Group’s patents. The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve substantial claims for damages related to the Group’s pharmaceutical products. The Group is also a defendant in anti-trust actions filed following adverse outcomes in prosecution of patent infringement actions. Further, the Group is responding to federal and state governmental investigations in the USA into pricing, marketing and reimbursement of a number of prescription drug products. See Note 30 to the Financial statements ‘Legal proceedings’ in the Annual Report 2003 for a discussion of proceedings and governmental investigations in which the Group is currently involved.

*
“Business performance”, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and disposal of businesses. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives an indication of the performance of the Group in terms of those elements of revenue and expenditure which local management is able to influence. This information, which is provided in addition to the statutory results prepared under UK GAAP, is given to assist shareholders to gain a clearer understanding of the underlying performance of the business and to increase comparability for the periods presented.

In order to illustrate underlying performance, it is the Group’s practice to discuss the results in terms of constant exchange rates (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous period. Growth rates are therefore at CER unless otherwise stated.

Annual Review 2003 23

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Responsibility statements

Annual Review

The Annual Review is a summary report and does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as is provided by the Annual Report 2003. Shareholders requiring more detailed information may obtain, free of charge, a copy of the Annual Report 2003 and may also elect to receive a copy of the Annual Report in future years – refer to Shareholder information.

The Independent Auditors’ report on the full financial statements of the Group for the year ended 31st December 2003 is unqualified and does not contain any statement concerning inadequate accounting records or failure to obtain necessary information and explanations.

Summary financial statements

A columnar presentation has been adopted in the Summary consolidated profit and loss account in order to illustrate business performance which is the primary measure used by management. For this purpose certain items are identified separately and are excluded from business performance. These comprise merger items, including merger related product divestments, costs relating to previously announced manufacturing and other restructuring, and disposal of businesses. Management believes that exclusion of these non-recurring items provides a better reflection of the way the business is managed and gives an indication of the performance of the Group in terms of those elements of revenue and expenditure which local management is able to influence. Business performance is discussed in the Business operating review.

Earnings and shareholders’ funds are also restated in accordance with US GAAP as additional information provided to US shareholders.

Statement by the Directors

The Annual Review 2003 is the Summary Directors’ report and includes the Summary financial statements of GlaxoSmithKline plc for the year ended 31st December 2003, which is published in hard-copy printed form and on the website. The Business operating review, the Summary financial statements, the Summary Remuneration Report and the statement on Corporate governance are summaries of information in the Annual Report 2003.

The Directors are responsible for the maintenance and integrity of the Annual Review on the website in accordance with the UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Corporate governance

The Combined Code – Principles of Good Governance and Code of Best Practice is specified by the Listing Rules of the Financial Services Authority for the guidance of listed companies (‘1998 Combined Code’). The Board considers that throughout 2003 and up to the date of approval of this review, GlaxoSmithKline plc applied the principles of the 1998 Combined Code and, with the exception of matters where the company’s position is described in the Annual Report, complied with the provisions of the Combined Code, and the guidance on internal control issued by the 1998 Turnbull Committee.

The Annual Review, including Summary financial statements, has been approved by the Board of Directors and signed on its behalf by
Sir Christopher Hogg
Chairman
3rd March 2004

Independent auditors’ statement to the members of GlaxoSmithKline plc

We have examined the Summary financial statements which comprise the Summary consolidated profit and loss account, Summary consolidated balance sheet and Summary consolidated cash flow statement and the Summary Report of the Directors including the Summary Remuneration Report.

Respective responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statements within the Annual Review with the Annual financial statements, the Report of the Directors and the Directors’ Remuneration Report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statements.

This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the Summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the Summary financial statements are consistent with the Annual financial statements, the Report of the Directors and the Remuneration Report of GlaxoSmithKline plc for the year ended 31st December 2003 and comply with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Embankment Place, London, England, 3rd March 2004

24 Annual Review 2003

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Summary financial statements FOR THE YEAR TO 31ST DECEMBER 2003

Summary consolidated profit and loss account

Merger, restructuring and
Business performance	disposal of subsidiaries	Statutory

2003	2002	Growth	2003	2002	2003	2002
£m	£m	CER%	£m	£m	£m	£m

Turnover
Pharmaceuticals	18,181	17,995	5	–	–	18,181	17,995
Consumer Healthcare	3,260	3,217	4	–	–	3,260	3,217

Total turnover	21,441	21,212	5	–	–	21,441	21,212

Cost of sales	(4,188)	(4,243)	–	(356)	(366)	(4,544)	(4,609)
Selling, general and administrative expenditure	(7,563)	(7,543)	4	(18)	(498)	(7,581)	(8,041)
Research and development expenditure	(2,770)	(2,732)	4	(21)	(168)	(2,791)	(2,900)

Trading profit	6,920	6,694	9	(395)	(1,032)	6,525	5,662
Other operating income/(expenses)	(133)	(111)	–	–	(133)	(111)
Profits of associates	93	75	–	–	93	75
Profit on disposal of products and businesses	–	–	5	21	5	21
Net interest payable	(161)	(141)	–	–	(161)	(141)

Profit before taxation	6,719	6,517	8	(390)	(1,011)	6,329	5,506
Taxation	(1,848)	(1,760)	109	299	(1,739)	(1,461)

Profit after taxation	4,871	4,757	(281)	(712)	4,590	4,045
Minority interests	(94)	(110)	–	–	(94)	(110)
Preference share dividends	(12)	(20)	–	–	(12)	(20)

Earnings	4,765	4,627	8	(281)	(712)	4,484	3,915

Earnings per share	82.1	p	78.3	p	10	77.2	p	66.2	p

Dividends	2,374	2,346

To illustrate “Business performance”, which is the primary measure used by management, merger items, integration and restructuring costs and disposal of businesses have been excluded and an adjusted EPS presented. Statutory results include these items. Business performance growth is at constant exchange rates (CER).

Summary consolidated balance sheet

	2003	2002
	£m	£m

Fixed assets	11,350	11,578
Current assets	12,625	10,749
Creditors: amounts due within one year	(8,597)	(8,808)

Net current assets	4,028	1,941

Total assets less current liabilities	15,378	13,519

Creditors: amounts due after one year	(3,883)	(3,298)
Provisions for liabilities and charges	(3,030)	(2,833)

Net assets	8,465	7,388

Capital and reserves
Equity shareholders’ funds	7,720	6,581
Minority interests	745	807

Capital employed	8,465	7,388

Summary consolidated cash flow statement

	2003	2002
	£m	£m

Net cash inflow from operating activities	7,005	7,255
Dividends from joint ventures and associated undertakings	1	2
Returns on investments and servicing of finance	(231)	(237)
Taxation paid	(1,917)	(1,633)
Capital expenditure and financial investment	(928)	(1,120)
Acquisitions and disposals	(12)	(20)
Equity dividends paid	(2,333)	(2,327)
Management of liquid resources and financing	(1,612)	(1,515)

(Decrease)/increase in cash in the year	(27)	405

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Summary information under US GAAP FOR THE YEAR TO 31ST DECEMBER 2003

The following is a summary of the material adjustments to profit and shareholders’ funds which would be required if US Generally Accepted Accounting Principles (GAAP) had been applied instead of UK GAAP.

Profit	2003	2002
	£m	£m

Profit attributable to shareholders under UK GAAP	4,484	3,915
US GAAP adjustments:
Fixed assets	28	45
Product rights and goodwill	(2,378)	(4,252)
Disposal of products	7	7
Equity investments	(31)	(8)
Employee costs	(501)	(469)
Provision against ESOT shares	25	51
Derivative instruments	(74)	8
Guarantor obligations	(21)	–
Restructuring	98	37
Taxation	783	1,169

Net income under US GAAP before cumulative changes in accounting principles	2,420	503
Cumulative effect of changes in accounting principles	–	(90)
Net income under US GAAP after cumulative effect of changes in accounting principles	2,420	413

Basic income per share under US GAAP:
Basic net income before cumulative changes in accounting principles	41.7p	8.5p
Changes in accounting principles	–	(1.5	)p
Basic net income after changes in accounting principles	41.7p	7.0p

Diluted income per share under US GAAP:
Diluted net income before cumulative changes in accounting principles	41.6p	8.5p
Changes in accounting principles	–	(1.5	)p
Diluted net income after changes in accounting principles	41.6p	7.0p

Equity shareholders’ funds	2003	2002
	£m	£m

Equity shareholders’ funds under UK GAAP	7,720	6,581
US GAAP adjustments:
Fixed assets	243	215
Product rights and goodwill	33,638	36,141
Marketable securities	84	113
Other investments	832	829
Employee costs	(1,574)	(1,198)
Employee Share Ownership Trust	(2,775)	(2,826)
Derivative instruments	26	98
Guarantor obligations	(21)	–
Restructuring	92	(6)
Dividends	808	754
Deferred taxation	(4,957)	(5,779)

Shareholders’ equity under US GAAP	34,116	34,922

A summary of the material differences between UK and US GAAP that apply to the Group is set out in the Annual Report 2003.

During the year, the Group implemented the following new accounting standards and interpretations issued by the Financial Accounting Standards Board (FASB): SFAS 132 (revised 2003) ‘Employers’ Disclosures about Pensions and other Postretirement Benefits’; SFAS 143 ‘Accounting for Obligations Associated with Long-Lived Assets’; SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’; SFAS 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’; SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’; FIN 45 ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’; and the transitional requirements of FIN 46 (revised December 2003) ‘Consolidation of Variable Interest Entities’ relating to 2003. In 2004, the Group will implement the remaining requirements of FIN 46. The Group has also elected, under FASB Staff Position 106-1 ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003’, to defer accounting for the implications of this new law until specific authoritative guidance is issued. Such guidance, when issued, could require a change in previously reported information.

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Shareholder information

Ordinary shares

The company’s shares are listed on the London Stock Exchange.

Registrar
The company’s share register is administered by Lloyds TSB Registrars, who also provide the following services:

•	GlaxoSmithKline Investment Plan enables shareholders to reinvest quarterly dividends and/or make monthly investments in the company's ordinary shares using a special dealing arrangement.
•	GlaxoSmithKline Individual Savings Account is a tax-efficient way to invest in the company’s ordinary shares.
•	GlaxoSmithKline Corporate Sponsored Nominee provides a facility for shareholders to hold shares without the need for share certificates.
Shareholders’ details will not be held on the main share register, and so will remain confidential.
•	Shareview service provides shareholders with information on their investment in the company. Shareholders may register for this service at www.shareview.co.uk

Share dealing service
Hoare Govett Limited operates a postal dealing service in the company’s ordinary shares. It enables investors to buy or sell shares at competitive commission charges. Transactions are executed and settled by Pershing Securities Limited. Further details of this service together with purchase and sale forms may be obtained by telephoning +44 (0) 20 7676 8300.

Smith Barney, part of Citigroup, also offers a share dealing service in the company’s ordinary shares and ADSs. Further details of this service can be obtained by contacting their offices in the UK or USA (see contact details on the inside back cover for further information).

The provision of the details above are not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing, should be obtained from a stockbroker or independent financial adviser.

Share price information
Share price information is available on the website at www.gsk.com. Information made available on the website does not constitute part of this Annual Review. Information in the UK is also available on Ceefax, Teletext, and from FT Cityline by calling 0906 003 5694 or 0906 843 5694 (calls charged at 60p a minute plus VAT at all times).

American Depositary Shares

The company’s shares are listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents two ordinary shares.

ADR programme administrator
The ADR programme is administered by The Bank of New York which provides Global BuyDIRECT, a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

SmithKline Beecham plc Floating Rate
Unsecured Loan Stock 1990/2010

The loan stock is not listed on any exchange but holders may require SmithKline Beecham plc to redeem their loan stock at par, i.e. £1 for every £1 of loan stock held, on the first business day of March, June, September and December. Holders wishing to redeem all or part of their loan stock should complete the notice on the back of their loan stock certificate and return it to the registrar, to arrive at least 30 days before the relevant redemption date.

Share buy-back programme

In October 2002, following the completion of the £4 billion share buy-back programme announced in 2001, the company announced plans for a new £4 billion share buy-back programme. The programme covers purchases by the company of shares for cancellation or to be held as Treasury Shares, in accordance with the authority given by shareholders at the AGM in 2003. In total £980 billion was spent in 2003.

In May 2003 the company was authorised to purchase a maximum of 600 million shares (617 million shares in May 2002) and 81 million shares were purchased for cancellation during 2003 (see Note to the Financial statements, ‘Share capital and share premium account’ in the company’s Annual Report 2003). The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

Cautionary statement

Under the ‘safe harbor’ provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Annual Review, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk factors’ in the company’s Annual Report 2003.

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Shareholder information continued

Financial reporting

Financial reporting calendar 2004

Announcement of 1st Quarter Results	29th April 2004

Announcement of 2nd Quarter Results	27th July 2004

Announcement of 3rd Quarter Results	28th October 2004

Preliminary Announcement of Annual Results	10th February 2005
Publication of Annual Report/Review	March 2005

Results Announcements
Results Announcements are issued to the London Stock Exchange (LSE), and made available on the LSE news service, and at the same time, or shortly afterwards, are issued to the media, are made available on the company’s website and in the USA with the Securities and Exchange Commission and the New York Stock Exchange.

Financial reports
The company publishes an Annual Report and, for the investor not needing the full detail of the Report, an Annual Review. These are available from the date of publication on the GlaxoSmithKline website. The Annual Review is sent to all shareholders on the date of publication. Shareholders may also elect to receive the Report by writing to the company’s registrars. Alternatively shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk. Copies of previous financial reports are available on the company’s website. Printed copies can be obtained from the company’s registrar in the UK and from the company’s Customer Response Center in the USA.

Publications
This year GlaxoSmithKline has again produced a separate report covering the Group’s contribution to society. The 2003 Corporate Responsibility Report covers the issues that are of primary interest to stakeholders, including the contribution to society, business ethics and integrity, access to medicines, R&D, community investment, the environment and health and safety. The report is available from the Secretariat at the company’s head office and the website at www.gsk.com.

Annual General Meeting 2004

The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 17th May 2004.

Share price
	2003	2002
Share price	£	£

At 1st January	11.92	17.23
High during the year	13.90	17.80
Low during the year	10.00	10.57
At 31st December	12.80	11.92
Increase/(Decrease) over year	7%	(31%	)

The table above sets out the middle market closing prices derived from the London Stock Exchange Daily Official List. The company’s share price increased by 7 per cent in 2003 from a price of £11.92 at 1st January 2003 to £12.80 at 31st December 2003. This compares with an increase in the FTSE 100 index of 14 per cent during the year.

Market capitalisation
The market capitalisation of GlaxoSmithKline at 31st December 2003 was £76 billion. At that date GlaxoSmithKline was the fourth largest company by market capitalisation on the FTSE index.

Dividends

GlaxoSmithKline pays dividends quarterly.

The Board has declared dividends for 2003 as follows:

	2003	2002
Dividends per share	pence	pence

First interim – paid 3rd July 2003	9	9
Second interim – paid 2nd October 2003	9	9
Third interim – paid 6th January 2004	9	9
Fourth interim – payable 15th April 2004	14	13

Total	41	40

In 2004, GSK expects a similar increase in total dividend as has been declared in 2003. The allocation of quarterly dividends will be rebalanced in 2004. GSK intends to increase the first three interim dividends from 9p to 10p, with the remainder of the total dividend for the year being allocated to the fourth quarter dividend.

Dividends (ADSs)
As a guide to holders of ADRs, the tables below set out the dividends paid per ADS in US dollars in the last five years. The dividends are adjusted for UK tax credit less withholding tax, where applicable, and are translated into US dollars at applicable exchange rates.

Since 6th April 1999, claims for refunds of tax credits on dividends from the UK tax authorities are of negligible benefit to US shareholders.

Year	GSK($)	GW($)	SB($)

2003	1.39	–	–
2002	1.24	–	–
2001	1.11	–	–
2000	–	1.10	0.87
1999	–	1.14	0.86

Dividends paid to Glaxo Wellcome and SmithKline Beecham ADR holders are expressed as dividends per GlaxoSmithKline ADS.

Dividend calendar
Fourth quarter 2003

Ex-dividend date	18th February 2004
Record date	20th February 2004
Payable	15th April 2004

First quarter 2004

Ex-dividend date	12th May 2004
Record date	14th May 2004
Payable	1st July 2004

Second quarter 2004

Ex-dividend date	4th August 2004
Record date	6th August 2004
Payable	30th September 2004

Third quarter 2004

Ex-dividend date	3rd November 2004
Record date	5th November 2004
Payable	6th January 2005

28 Annual Review 2003

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Internet		Our Reports
Information for investors and about the company is available on GlaxoSmithKline’s corporate website at www.gsk.com		ANNUAL REVIEW A review of major communication themes for 2003 and an abridged version of the financial results.

Head Office and Registered Office
GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000

ANNUAL REPORT The full Financial Statements for the year ended 31st December 2003.
United Kingdom	United States of America
Investor relations	Investor relations
980 Great West Road	One Franklin Plaza
Brentford	PO Box 7929
Middlesex TW8 9GS	Philadelphia PA 19101
Tel: +44 (0)20 8047 5557 / 5558	Tel: 1 888 825 5249 toll free
Fax: +44 (0)20 8047 7807	Tel: +1 215 751 7003 outside the USA
Fax: +1 215 751 3233
Registrar
Lloyds TSB Registrars	ADR programme administrator	CORPORATE RESPONSIBILITY REPORT A review of our commitment to society and the environment.
The Causeway	The Bank of New York
Worthing	Shareholder Relations
West Sussex BN99 6DA	PO Box 11258
www.shareview.co.uk	Church Street Station
New York NY 10286-1258
General enquiries, Annual Report orderline	www.adrbny.com
and Corporate Nominee service	Tel: 1 877 353 1154 toll free
Tel: 0870 600 3991 inside the UK	Tel: +1 610 382 7836 outside the USA
Tel: +44 (0)121 415 7067 outside the UK
	Customer Response Center	Every day, all around the world, GlaxoSmithKline is trying to improve people’s lives and have a positive impact on all our stakeholders. Our three annual publications for 2003 emphasise this far-reaching commitment.
Shareholder Investment Plans	Tel: 1 888 825 5249 toll free
Dividend re-investment queries
Tel: 0870 241 3018 inside the UK	Corporate share dealing facility
Tel: +44 (0)121 415 7067 outside the UK –	Smith Barney
Ordinary holders	Attn: GSK Services
Tel: +44 (0)121 415 7146 outside the UK –	53 State Street
Employees	39th Floor	Produced by Corporate Communications,
	Boston	GlaxoSmithKline.
Monthly Savings Plan queries	MA 02109
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Tel: 0870 242 4244 inside the UK
Tel: +44 (0)1903 854 049 outside the UK

Glaxo Wellcome and SmithKline Beecham
corporate PEPs		Product names throughout this publication are indicated in italics and are trademarks of GlaxoSmithKline plc, its subsidiaries or associated companies, with the exception of Levitra, a trademark of Bayer, and Nicoderm, a trademark of Aventis, all of which are used under licence by the Group.
The Share Centre Limited
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Tel: +44 (0)1296 414 144

Corporate share dealing facility
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Attn: GSK Services
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Canada Square, Canary Wharf
London E14 5LB
Tel: +44 (0)20 7508 1795
Fax: +44 (0)20 7890 7281
Email: TheBalaesGroup@Citigroup.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Victoria Llewellyn

VICTORIA LLEWELLYN

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: April 15, 2004